Filed Pursuant to Rule 433

Registration No. 333-178979

FOR IMMEDIATE RELEASE

For more information please contact:

Ministry of Finance and Planning The Government of Jamaica	Clarendon Alumina Production Limited

Pamella Mclaren

Senior Director, Debt Management Branch

Tel: +1 876 932 5400

E-mail: pamella.mclaren@mof.gov.jm

Dian Black, Director

Portfolio Management, Debt Management Branch

Tel: +1 876 932 5402

E-mail: dian.black@mof.gov.jm

Janet Wallace

Manager, External Markets, Debt Management Branch

Phone : +1 876 932 5431

E-mail: janet.wallace@mof.gov.jm

Winston Hayden Managing Director Phone: +1 876 927 2732 E-mail: whayden.capltd@gmail.com

The Government of Jamaica (“Jamaica”) and

Clarendon Alumina Production Limited’s (“CAP”) announce the expiration of the Early Tender Date of, and early tender results for, Jamaica’s Exchange Offer for

CAP’s 8.50% Amortizing Notes due 2021 and CAP’s Consent Solicitation

KINGSTON, August 16, 2013 – The Government of Jamaica (“Jamaica”) announced today the expiration of the Early Tender Date (as defined below) of its previously announced offer to exchange (the “Exchange Offer”) with Eligible Holders (as defined below) of the 8.50% amortizing notes due 2021 issued by Clarendon Alumina Production Limited (“CAP”) and guaranteed by Jamaica (the “CAP Notes”) (ISIN: US180351AA60 and USP28148AA54; CUSIP: 180351AA6 and P28148AA5), and CAP announced today the expiration of the Early Tender Date of its solicitation (the “Consent Solicitation”) of consents (the “Consents”) to amend certain provisions (the “Proposed Amendments”) of the fiscal agency agreement under which the CAP Notes were issued (the “CAP Fiscal Agency Agreement”), which will have the effect of eliminating certain covenants, change of control restrictions and events of default contained in the CAP Fiscal Agency Agreement that afford protection to the holders of the CAP Notes.

In addition, Jamaica and CAP announced today that, as of 5:00 p.m., New York City time, on August 16, 2013 (such time and date, the “Early Tender Date”), approximately US$161,658,666.76 outstanding aggregate principal amount of CAP Notes, representing approximately 99.848% of the outstanding aggregate principal amount of the CAP Notes, have been tendered in the Exchange Offer and related Consents have been delivered in the Consent Solicitation. This is in excess of the majority required for the approval of the Proposed Amendments pursuant to the Consent Solicitation. A supplemental fiscal agency agreement implementing the Proposed Amendments is expected to be executed on the Settlement Date (as defined below).

The Exchange Offer and the Consent Solicitation are being carried out pursuant to the invitation to exchange and consent solicitation statement, dated July 31, 2013 (the “Invitation Statement”). Only holders of CAP Notes that have properly completed and returned the holder eligibility letter (which is available at http://www.bondcom.com/CAP or can be obtained by contacting the information and exchange agent) and that satisfy the criteria therein, which we refer to as “Eligible Holders,” are authorized to receive and review the Invitation Statement and to participate in the Exchange Offer and the Consent Solicitation.

The Exchange Offer and the Consent Solicitation are being carried out in connection with an alumina sales agreement that was entered into between CAP and Noble Resources Ltd. (“Noble”) on June 17, 2013 (the “Alumina Sales Agreement”), pursuant to which CAP will provide and perfect a security interest for the benefit of Noble over the approximately 45% interest it holds as a co-tenant in common in the assets of Jamalco, a joint venture with Alcoa Minerals of Jamaica, an indirect subsidiary of Alcoa Inc. This security interest will be granted upon the successful completion of the Exchange Offer and Consent Solicitation.

The Exchange Offer and the Consent Solicitation will expire at 11:59 p.m., New York City time, on August 28, 2013, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Date”). Only Eligible Holders who validly tendered CAP Notes and delivered their Consents by the Early Tender Date, were eligible to receive the Total Consideration (as described in the Invitation Statement). Eligible Holders who validly tender their CAP Notes and deliver their Consents after the Early Tender Date, but on or prior to the Expiration Date, will be eligible to receive the Purchase Price (as described in the Invitation Statement).

The terms and conditions of the Exchange Offer and Consent Solicitation are set forth in the Invitation Statement. Jamaica and CAP may amend, extend or terminate the Exchange Offer and Consent Solicitation, respectively.

Jamaica expects that all CAP Notes validly tendered and accepted by Jamaica pursuant to the Exchange Offer will be exchanged for 2021 Jamaica Notes on or about the third business day following the Expiration Date (the “Settlement Date”).

Bondholder Communications Group, LLC has been appointed as the information and exchange agent for the Exchange Offer and the Consent Solicitation. Holders that wish to participate in the Exchange Offer and the Consent Solicitation must complete a holder eligibility letter at http://www.bondcom.com/CAP. A holder may contact the information and exchange agent at +1 (212) 809-2663 or +44 (0)20 7382 4580.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any 2021 Jamaica Notes or CAP Notes. The Exchange Offer and the Consent Solicitation are being made solely by the Invitation Statement.

The Exchange Offer and Consent Solicitation do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Forward-Looking Statements

This release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on Jamaica’s and CAP’s current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Neither Jamaica nor CAP is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in the Invitation Statement.

JAMAICA HAS FILED A REGISTRATION STATEMENT (FILE NO. 333-178979) (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE EXCHANGE OFFER TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS JAMAICA HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT JAMAICA AND THE EXCHANGE OFFER. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, JAMAICA OR THE INFORMATION AND EXCHANGE AGENT WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-385-2663.

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